Exhibit 99.33

For Immediate Release

Novadaq Reports Third Quarter 2011 Financial Results

Toronto, Ontario – November 4, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time medical imaging systems for use in the operating room, today announced its financial results for the third quarter ended September 30, 2011. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

“Since the launch of SPY® Elite in February and the da Vinci® fluorescence imaging system in July, the primary sales focus for our two partners, LifeCell™ and Intuitive Surgical®, has been on growing the end-user installed base. As a result of these efforts, combined third quarter shipments of fluorescence imaging systems exceeded our expectations by reaching a total of 165,” commented Dr. Arun Menawat, Novadaq’s President and CEO. “While we believe it is still too early to accurately predict longer term system shipment trends, we are delighted by this initial surge in demand”.

For the quarter ending September 30, 2011, the Company reported a 20% increase in total revenues to $4,186,000 compared to revenues of $3,485,000 in the previous quarter. Combined SPY fluorescence imaging product revenues grew by 29% to $3,070,000 compared to $2,379,000 in Q2-2011 and by 96% compared to $1,563,000 in Q3-2010.

“We also continue to make positive progress in reducing our operating cash burn. I am pleased that in the third quarter, we reduced our operating cash burn by more than 50% to less than $450,000 compared to just under $1 million in the second quarter,” concluded Dr. Menawat.

Quarterly Clinical Highlights

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In August, the Journal, Podiatry Management published a case report involving a 60-year old diabetic patient with a non-healing amputation wound site. On repeat visits, SPY was shown to accurately predict the clinical outcome and the authors concluded that “SPY can be a useful tool in determining the amount of tissue removal needed, in order to heal the patient’s wound and salvage the lower extremity.”

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In September, Gynecologic Oncology posted an Epub (ahead of print) report on a study of 20 patients with cervical or endometrial cancer undergoing robotically assisted endoscopic surgery. Fluorescence imaging was used to map sentinel lymph nodes, resulting in a detection rate of 88%. The authors concluded, “robotically-assisted fluorescence imaging is a feasible, safe, time-efficient and reliable method for lymphatic mapping in early-stage cervical and endometrial cancer.”

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Also, in September, the United States Food and Drug Administration issued 510(k) clearance for the use of the SPY System to provide fluorescence images for the visual assessment of blood flow in vessels and related tissue perfusion during gastrointestinal surgical procedures.

Third Quarter Financial Highlights

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Total revenues increased by 20% to $4,186,000 compared to $3,485,000 in Q2-2011, but decreased by $2,076,000 compared to the same period in the previous year, as revenues in Q3-2010 included a one-time development contract revenue recognition of $3,692,000.

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In comparison to Q2-2011, the Company achieved revenue increases across all product lines: SPY® Elite, da Vinci® Fluorescence Imaging and Cardiac. While overall Q3-2011 revenues grew 20% in comparison to Q2-2011, total SPY revenues grew 29% for that same period. SPY capital and recurring revenues increased by 96% to $3,070,000 compared to revenues of $1,563,000 in Q3-2010.

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Gross profits increased to $2,393,000 compared to $2,118,000 in Q2-2011 as a result of increased revenues from the sale of all products, but decreased from $4,882,000 for the same period in 2010 due to a one-time contract revenue recognition of $3,692,000.

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Operating expenses of $3,863,000 in Q3-2011 increased by $82,000 compared to Q2-2011, mainly due to write-down of obsolete inventory and equipment partially offset by lower product development expenses. Operating expenses decreased by $5,312,000 from $9,175,000 in Q3-2010 mainly due to a $4,829,000 write-down of intangible assets in the previous year quarter and lower costs resulting from transitioning sales staff to the Company’s partner Life Cell™.

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Net loss decreased by $3,126,000 to $1,312,000 ($0.04 per basic and diluted share) in Q3-2011 compared to $4,438,000 ($0.14 per basic and diluted share) in Q2-2011, due to lower warrant revaluation expense and higher revenues across all product lines. In the third quarter of 2010, net loss was $4,533,000 ($0.17 per basic and diluted share), higher than Q3-2011 mainly due to an intangible write-off, with a partially offsetting contract revenue recognition.

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Cash and cash equivalents at September 30, 2011 were $10,304,000, representing a decrease of $1,200,000 from $11,504,000 at June 30, 2011. Cash provided in operating activities during the third quarter was $605,000, which included a cash burn of $447,000 and an offsetting reduction in working capital of $1,052,000. While positive cash was provided in operating activities, cash of $1,705,000 was required for new SPY Elite Systems placed at end-user sites, and other uses of cash were $100,000. The Company also established a revolving line of credit with the Royal Bank of Canada in the amount of $2,500,000 to serve as an additional source of working capital although at this time, the credit line has remained unused.

Conference Call

Novadaq® is pleased to invite all interested parties to participate in a conference call on November 4th, at 8:30 a.m. Eastern Time during which the results will be discussed.

The conference call will be broadcast live over the Internet, hosted at the Company’s website at http://www.novadaq.com under the “Events” tab in the “Investors” section and will be archived online for 365 days. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

To access the live conference call:

Live Participant Dial-In (Toll Free): (877) 407-8031

Live Participant Dial-In (International): (201) 689-8031

A telephonic replay of the conference call will be made available until midnight on December 4, 2011 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the account number 286 and the conference identification number 381806 when prompted.

The call will be archived for 365 days on the company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

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About Novadaq Technologies Inc.

Novadaq® Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY® imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 45 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT endoscopic technology, autofluorescence technology and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: LifeCell™ Corporation is a business unit of Kinetic Concepts, Inc. and V.A.C. is a registered trademark of Kinetic Concepts, Inc. Intuitive Surgical and da Vinci are registered trademarks of Intuitive Surgical.

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Investor Relations Contact

David C. Martin

Vice President, Business Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2011

(Unaudited) (expressed in U.S. dollars)

	September 30, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	10,303,748	5,597,407
Accounts receivable	1,933,668	1,434,964
Prepaid expenses and other	1,044,312	1,193,423
Inventories	1,691,011	778,984

Total current assets	14,972,739	9,004,778

Non-current assets
Property and equipment	4,534,772	1,202,468
Prepaid expenses and other	—	144,456
Deferred development costs	253,247	405,195
Other intangible assets	2,159,939	1,563,288

Total Assets	21,920,697	12,320,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	3,800,831	2,913,979
Provisions	133,701	19,520
Income taxes payable	14,983	24,066
Deferred revenue	218,200	549,865
Deferred partnership fee	800,000	800,000
Repayable government assistance	190,947	507,675

Total current liabilities	5,158,662	4,815,105

Non-current liabilities
Provisions and deferred tax liability	329,278	—
Convertible debentures	4,121,604	3,891,753
Deferred revenue	30,797	190,609
Deferred partnership fee	2,333,333	2,933,333
Repayable government assistance	294,980	—
Shareholder warrants	7,248,796	1,276,464

Total Liabilities	19,517,450	13,107,264

Shareholders’ Equity
Share capital	98,692,523	87,897,555
Contributed surplus	6,542,244	5,985,190
Equity component of convertible debentures	1,480,572	1,968,395
Deficit	(104,312,092)	(96,638,219)

Total Shareholders’ Equity	2,403,247	(787,079)

Total Liabilities and Shareholders’ Equity	21,920,697	12,320,185

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Product sales	3,740,007	2,215,522	8,520,972	6,583,246
Royalty revenue	139,851	—	278,601	—
Milestone revenue	—	3,691,714	—	3,987,443
Deferred partnership fee revenue	200,000	—	600,000	—
Service revenue	106,553	354,815	1,172,791	1,024,615

Total revenues	4,186,411	6,262,051	10,572,364	11,595,304
Cost of sales	1,793,030	1,380,242	4,933,564	4,284,209

Gross margin	2,393,381	4,881,809	5,638,800	7,311,095

Selling and distribution costs	1,352,588	1,884,393	4,027,284	5,686,310
Research and development expenses	1,106,870	1,292,178	3,425,345	3,352,290
Administrative expenses	1,073,984	1,169,598	3,279,339	2,951,545
Write-down of intangible assets	—	4,828,605	—	4,828,605
Write-down of equipment	314,213	—	314,213	—
Write-down of inventory	15,382	—	15,382	426,600

Total operating expenses	3,863,037	9,174,774	11,061,563	17,245,350

Loss from operations	(1,469,656)	(4,292,965)	(5,422,763)	(9,934,255)

Finance costs	(170,785)	(161,442)	(509,174)	(477,611)
Finance income	2,876	4,273	13,580	11,449
Warrants revaluation adjustment	325,766	(83,206)	(2,276,818)	(515,460)
Gain (loss) on investment	—	—	25,000	(125,000)

Loss and comprehensive loss for the period	(1,311,799)	(4,533,340)	(8,170,175)	(11,040,877)

Basic and diluted loss and comprehensive loss per share for the period	(0.04)	(0.17)	(0.27)	(0.41)

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
OPERATING ACTIVITIES
Loss for the period	(1,311,799)	(4,533,340)	(8,170,175)	(11,040,877)
Items not affecting cash
Depreciation of property and equipment	286,898	204,966	719,168	685,562
Amortization of intangible assets	265,877	154,441	747,939	551,617
Share-based compensation	206,519	208,937	664,452	603,096
Imputed interest on convertible debentures	101,640	92,107	297,573	269,649
Warrants revaluation adjustment	(325,766)	83,206	2,276,818	515,460
Write-down of intangible assets	—	4,828,605	—	4,828,605
Write-down of inventory	15,382	—	15,382	426,600
Gain (loss) on investment	—	—	—	125,000
Write-down of equipment	314,213	—	314,213	—

	(447,036)	1,038,922	(3,134,630)	(3,035,288)

Changes in working capital
(Decrease) increase in deferred revenue	(211,534)	(1,990,709)	(950,767)	(493,099)
Decrease (increase) in accounts receivable	525,262	287,998	(498,704)	(257,630)
(Increase) decrease in inventories	359,287	(64,855)	(912,027)	27,969
Increase (decrease) in accounts payable	928,087	346,508	1,006,017	51,593
Decrease (increase) in prepaid expenses and other	(548,877)	2,560,551	(1,902)	2,269,521

Net change in non-cash working capital balances related to operations	1,052,225	1,139,493	(1,357,383)	1,598,354

Cash provided by (used in) operating activities	605,189	2,178,415	(4,492,013)	(1,436,934)

INVESTING ACTIVITIES
Purchase of property and equipment, net	(1,705,690)	(38,579)	(4,051,472)	(129,936)
Purchase of TMR business	—	—	(1,000,000)	—
Redemptions of long-term investment	—	—	—	25,000

Cash used in investing activities	(1,705,690)	(38,579)	(5,051,472)	(104,936)

FINANCING ACTIVITIES
Issuance of common shares and warrants	—	1,000,000	15,273,401	8,121,337
Transaction costs of common shares and warrants	—	33,126	(998,207)	(511,180)
Exercise of options	—	—	40,164	35,084
NRC debt repayment	(21,748)	—	(21,748)	—

Cash provided by financing activities	(21,748)	1,033,126	14,293,610	7,645,241

Net (decrease) increase in cash and cash equivalents	(1,122,249)	3,172,962	4,750,125	6,103,371
Net foreign exchange difference	(77,685)	70,235	(43,784)	42,258
Cash and cash equivalents at beginning of period	11,503,682	5,427,390	5,597,407	2,524,958

Cash and cash equivalents at September 30	10,303,748	8,670,587	10,303,748	8,670,587